SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of June 2003
                                                      -----

                  Hellenic Telecommunications Organization S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F ___ Form 40-F ___

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                   Yes ___ No ____


Enclosures:

1. Press release dated June 9, 2003

          OTE Announces Proposed Unchanged Dividend For 2002

    ATHENS, Greece--(BUSINESS WIRE)--June 9, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that its Board of Directors will propose an unchanged dividend of EUR0.70 per share for 2002, to be approved by the Annual General meeting on June 30th, 2003.

    In 2002, OTE recorded net income of EUR358.1 million, as compared to EUR395.2 million in 2001. Earnings per share amounted to EUR0.73, as compared to EUR0.80 in 2001.

    The proposed dividend for 2002 represents a payout ratio of over 95% of EPS. On the basis of the current OTE share price, this represents a yield of approximately 6.7%.

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    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

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    Forward-looking statement Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002. OTE assumes no obligation to update information in this release.

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    CONTACT: OTE: Dimitris Tzelepis - Group Investor Relations Officer
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 9 June 2003                        By: /s/ Dimitris Kouvatos
                                             ---------------------
                                         Name:   Dimitris Kouvatos
                                         Title:  Chief Financial Officer